EXHIBIT 21.1
Significant Subsidiaries
     The following table sets forth all subsidiaries of Smith International, Inc., other than inactive and insignificant subsidiaries that, considered in the aggregate, would not constitute a significant subsidiary, indicating the percentage of issued and outstanding voting securities beneficially owned by it:

		% of Direct and
Name of Subsidiary	Where Incorporated	Indirect Ownership

CE Franklin Ltd.	Canada	53%
Smith International Acquisition Corp.	Delaware	100%
Smith International Canada, Ltd.	Canada	100%
Smith International (North Sea) Limited	United Kingdom	100%
W-H Energy Services, LLC	Texas	100%
Wilson International, Inc.	Delaware	100%
     All of the above subsidiaries are included in the Company’s consolidated financial statements.